FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 82268651

NAME OF ASSURED: Fairholme Funds, Inc.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD: from 12:01 a.m. on November 13, 2013
to 12:01 a.m. on December 13, 2014

This Endorsement applies to loss discovered after 12:01 a.m. on November 13, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:	December 22, 2014	By
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

The following resolutions were adopted by the Board of Directors of Fairholme Funds, Inc., including a majority of Directors who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended, of Fairholme Funds, Inc.

WHEREAS, the Board of Directors has reviewed the proposed extension of the fidelity bond issued by Chubb until December 13, 2014 and the fidelity bond to be issued by Chubb to the Company with a $2,500,000 limit of liability and a coverage period from December 13, 2014 to December 13, 2015 (the “Fidelity Bond”) and has given due consideration to the Company’s holdings, aggregate assets, the nature of the securities in the portfolios of The Fairholme Fund, The Fairholme Focused Income Fund and The Fairholme Allocation Fund, the nature of the Company’s business activities and other business dealings, the amount of the Fidelity Bond and the annual premium of $6,000 for the Fidelity Bond, and other factors bearing on obtaining the Fidelity Bond;

NOW, THEREFORE, IT IS HEREBY:

RESOLVED, that the Board of Directors hereby ratifies and approves the Extension through December 13, 2014 of the fidelity bond issued by Chubb covering officers and employees of the Company and each series thereof (and employees of service providers to the Company if and to the extent such persons are included in the definition of “Employee” in the joint fidelity bond); and it is further

RESOLVED, that, having given due consideration to all relevant factors including the amount of the Fidelity Bond and the premium for the Fidelity Bond, the Board, including a majority of the Independent Directors, hereby determines that the Fidelity Bond is reasonable in form and amount and is in the best interests of the Company, and hereby ratifies and approves the Fidelity Bond and the payment by the Company of the premium for coverage under the Fidelity Bond; and it is further

RESOLVED, that the officers of the Company are authorized to execute and deliver such documents and to make such filings with the Securities and Exchange Commission (the “SEC”) and to give all notices on behalf of the Company with respect to such Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act or as may otherwise be necessary to effect the fidelity bond coverage contemplated hereby and to comply with requirements of the 1940 Act, and to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder; and it is further

RESOLVED, that the actions taken by the Company’s officers or Fairholme Capital Management, L.L.C. in respect of the matters referred to in the preceding resolutions hereby are ratified, confirmed and approved in all respects, and that the officers of the Company are authorized to execute and deliver such other documents and take any and all other actions necessary to effect the Fidelity Bond coverage contemplated hereby.

The premium for the extension for the Fairholme Funds, Inc. fidelity bond has been paid for the period from November 13, 2014 until December 13, 2014 and the premium for the Fairholme Funds, Inc. fidelity bond has been paid for the period from December 13, 2014 through December 13, 2015.